

February 10, 2011

Mr. Robert J. Conway
DSI Properties, Inc.
6700 E. Pacific Coast Highway
Long Beach, CA 90803

  Re: DSI Realty Income Funds as detailed below
     Forms 10-K for the year ended December 31, 2009

Dear Mr. Conway:

  This letter relates to Forms 10-K for the following registrants: DSI Realty Income Fund VI (File No. 002-68926), DSI Realty Income Fund VII (File No. 002-83291), DSI Realty Income Fund VIII (File No. 002-90168), DSI Realty Income Fund IX (File No. 000-14186), DSI Realty Income Fund X (File No. 000-15346) and DSI Realty Income Fund XI (File No. 000-18286) which are collectively the "DSI Realty Income Funds".

  We have completed our review of the 2009 Form 10-Ks related to the DSI Realty Income Funds and have no further comments at this time.

        Sincerely,

        Robert Telewicz
        Senior Staff Accountant